Mail Stop 3561

December 6, 2007

By U.S. Mail and facsimile to (614) 716-1599

Michael G. Morris
Chairman, President and Chief Executive Officer
American Electric Power Company, Inc.
1 Riverside Plaza
Columbus, OH 43215

   Re: American Electric Power Company, Inc.
     Definitive 14A
     Filed March 15, 2007
     File No. 1-03525

Dear Mr. Morris:

  We have reviewed your response letter dated September 21, 2007 and have the following comment. Please respond to our comment by December 20, 2007 or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comment or any other aspect of our review.

Compensation Program Design, page 21

   1. We note your response to comment 3 in our letter dated August 21, 2007. Please include in future proxy statements disclosure similar to what you have provided in response to this comment.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel

cc: Thomas G. Berkemeyer (via facsimile)
        Associate General Counsel